UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 16, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
News Release – ANGLOGOLD ASHANTI LIMITED ANNOUNCES
GROUNDBREAKING PARTNERSHIP TO REVIVE OBUASI GOLD MINE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
16 September 2015
NEWS RELEASE
GROUNDBREAKING PARTNERSHIP TO REVIVE OBUASI GOLD MINE
Accra, Ghana, 16 September 2015) – Randgold Resources Limited (“Randgold”) and AngloGold Ashanti have concluded an investment agreement (the “Agreement”) aimed at the formation of a joint venture to redevelop and operate AngloGold Ashanti’s Obuasi gold mine in Ghana. In terms of the Agreement, Randgold will lead and fund a development plan designed to rebuild Obuasi as a viable long-life mining business with an attractive cost structure and returns.
Obuasi, located in the Ashanti region of Ghana, 320 kilometres northwest of the capital Accra, is a large, high-grade deposit with proven and probable ore reserves (as reported by AngloGold Ashanti in their 2014 Annual Report) of 24.53Mt at 6.70g/t for 5.29Moz, part of a substantial mineral resource base. In 2012, AngloGold Ashanti initiated a programme to modernise the mine, principally by starting to develop a ramp access that will ultimately run from surface to high-grade blocks of ore underground. The ramp will supplement current vertical hoisting infrastructure and help debottleneck the underground operation by allowing for greater ease in transporting people and materials underground, and transporting ore to surface. This is a necessary step ahead of the envisaged transformation of the mine into a modern, mechanised operation.
At the end of 2014, AngloGold Ashanti converted Obuasi to limited operations, ceasing underground production, retrenching the workforce, but continuing to process tailings and starting a feasibility study on the redevelopment of the mine. Development of the decline ramp has continued over this period. The development plan will build on this feasibility study with the intention of establishing a more focused, efficient, mechanised high-grade operation, and is expected to take about four months to complete. If the development plan meets both parties’ investment criteria, and assuming all other conditions are satisfied, Randgold and AngloGold Ashanti will form a new joint venture company.
Randgold and AngloGold Ashanti will then be jointly responsible for funding the redevelopment of Obuasi in line with the agreed development plan. A Randgold group entity will be appointed as operator of the mine, and Randgold and AngloGold Ashanti will appoint an equal number of directors to the board of the joint venture company, with board and shareholder decisions to be approved by both parties.
Randgold chief executive Mark Bristow said “Obuasi is a world-class resource. We now have to see if we can convert it into a world-class mine. We have a long history of cooperation with AngloGold Ashanti and we look forward to working with them again on charting a new course towards a viable future for Obuasi.”
“AngloGold Ashanti has since 2012 effected a range of improvements to modernise Obuasi.” and – in line with its strategy – has progressed a feasibility study as the critical next step toward breathing new life into this important mine,” AngloGold Ashanti CEO Srinivasan Venkatakrishnan said. “Our partnership with Randgold has proved successful for well over a decade in bringing value from sustainable gold mining to all stakeholders and we believe that pooling the extensive expertise and the capital of these two companies will improve our ability to bring Obuasi’s world-class high-grade gold deposit to account.”
Transaction Timetable and Key Conditions
Randgold is expected to deliver the new development plan to both parties’ boards by 31 January 2016. Formation of the joint venture is conditional on the satisfaction of a number of conditions, which include the approval by the boards of Randgold and AngloGold Ashanti of the final development plan prepared by Randgold, approval of the transaction by the South African Reserve Bank (“SARB”), consent of the lending banks under certain existing financing agreements of AngloGold Ashanti, completion by Randgold of due diligence to its satisfaction and receipt of any applicable anti-trust approvals (the “Initial Conditions”). SARB approval is required to be obtained within 45 days from the date of the Agreement, and

AngloGold Ashanti’s financing consent within 60 days, with the other Initial Conditions to be satisfied by 19 February 2016 (the “Approval Date”).
In addition, formation of the joint venture is conditional on the receipt of the approvals necessary for the implementation of the development plan and formation of the joint venture from the Government of Ghana on terms acceptable to the parties, including agreement of a revised stability agreement and a development agreement reflecting the agreed development plan and their ratification by the Parliament of Ghana and the issue of all necessary environmental licences and permits for the project (the “Government of Ghana Conditions”), which are planned to be satisfied by 31 March 2016. Subject to the transaction completing, Randgold and AngloGold Ashanti will each fund their pro rata share of the agreed costs incurred in implementing the development plan from the Approval Date and certain other agreed costs from the date of the Agreement. Randgold will also assume responsibility for its proportionate share of certain liabilities arising under guarantees given by AngloGold Ashanti in relation to the liabilities of its Ghanaian subsidiaries.
Under the terms of the Agreement, the Iduapriem mine, and certain other non-core assets, will be retained under the sole ownership of AngloGold Ashanti.
The Agreement has been entered into between group entities of Randgold and AngloGold Ashanti, with their payment obligations under the Agreement and the joint venture agreement referred to above, guaranteed by Randgold and AngloGold Ashanti, the group parent companies.
About AngloGold Ashanti
AngloGold Ashanti is a global gold mining company with a geographically diverse, world-class portfolio of operations and projects. Headquartered in Johannesburg, South Africa, AngloGold Ashanti is the world’s third-largest gold mining company, measured by production.
AngloGold Ashanti produced 4.4 million ounces of gold in 2014, generating US$5.2 billion in gold income, utilising US$1.2 billion in capital expenditure. All-in sustaining costs, which capture direct operating costs and sustaining capital, as well as corporate overheads and exploration, fell 13% to US$1,026 per ounce in 2014 compared with US$1,174 per ounce in 2013. All-in costs, which also include capital expenditure on projects, fell 22% over the same period, to US$1,148 per ounce from US$1,466 per ounce the previous year. These production, capital expenditure and operating costs cost figures include CC&V.

As at 31 December 2014 (before the sale of CC&V) AngloGold Ashanti had an attributable Ore Reserve of 57.5 million ounces of gold and an attributable Mineral Resource of 232.0 million ounces of gold. For the year ended 31 December 2014 incurred interest costs of US$278 million.
At the end of the second quarter of 2015, AngloGold Ashanti’s Net Debt was $3.076bn. Debt levels remain well below the covenant of net debt to adjusted EBITDA of 3.5 times and will decline to 1.5 times following the receipt of the cash proceeds on the disposal of CC&V post the quarter end. The net debt and net debt to adjusted EBITDA ratio at 30 June 2015, including the CC&V gross proceeds of $819.4m (which factored in estimated closing adjustments) and estimated transaction costs of $12m, reduces on a pro forma basis respectively from $3,076m to $2,269m, and from 1.95 to 1.44 times.
Johannesburg
Financial Adviser,
Corporate Broker and Transaction Sponsor:
Deutsche Securities (SA) Proprietary Limited, a non-bank member of the Deutsche Bank Group
Legal Adviser: Slaughter and May
Contacts
Media
Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman +1 212 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.
These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold

Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.
For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2014, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors” tab
on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: September 16, 2015
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance